

AUDIT REPORT

SECURITY
DISTRIBUTORS, LLC

Year Ended December 31, 2016
With Report of Independent Registered Public Accounting Firm

Statement of Financial Condition bound separately has been
filed with the Security and Exchange Commission
simultaneously herewith as a Public Document.
This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3)

 SECURITY BENEFIT®

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SECFILENUMBER
8-

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIALUSEONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One SW Security Benefit Place
(No. and Street)

Topeka (City) Kansas (State) 66636-0001 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marsha Johnston 785-438-1548
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young
(Name – *if individual, state last, first, middle name*)

1200 Main Street, Suite 2500 (Address) Kansas City (City) MO (State) 64015 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant Public
- ☐ Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond



SEC 1410 (06-02) **unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Marsha Johnston, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Security Distributors, LLC, as of December, 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Marsha Johnston
Signature

Marsha Johnston, FINOP
Title

NANCY J. ROHN
NOTARY PUBLIC
STATE OF KANSAS
MY APPT. EXPIRES 6/25/2017

Nancy J. Rohn
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Security Distributors, LLC
(an Indirect Wholly Owned Subsidiary of
Security Benefit Corporation)

Financial Statements and Supplemental Information

Year Ended December 31, 2016

Contents


Ernst & Young LLP
One Kansas City Place
Suite 2500
1200 Main Street
Kansas City, MO 64105-2143

Tel: +1 816 474 5200
Fax: +1 816 480 5369
ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Security Distributors, LLC

We have audited the accompanying statement of financial condition of Security Distributors, LLC (the Company) as of December 31, 2016, and the related statements of operations, changes in Member's Capital, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Security Distributors, LLC at December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The accompanying information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Kansas City, Missouri
February 28, 2017

Ernst & Young LLP


Security Distributors, LLC
(an Indirect Wholly Owned Subsidiary of
Security Benefit Corporation)

Statement of Financial Condition

December 31, 2016
(In Thousands)


Assets

Cash and cash equivalents	$	21,814
Cash segregated in compliance with federal regulations		–
Notes receivable from affiliate		10,000
Receivables:		
Redemptions (including $2,006 due from affiliates)		18,666
Revenue sharing and service fees (including $1,062 due from affiliates)		3,052
Other due from affiliates		1,897
Receivable from affiliate for purchases of retirement plan products		13,382
Other receivables		70
Deferred selling commissions, net of accumulated amortization of $15,284		2,048
Total assets	$	70,929

Liabilities and member's capital

Liabilities:		
Payable to affiliate for redemptions	$	18,666
Payable for purchases of retirement plan products (including $1,862 due to affiliates)		13,382
Other due to affiliates		1,075
Other liabilities		142
Total liabilities		33,265
Member's capital:		
Contributed capital		22,033
Retained earnings		15,631
Total member's capital		37,664
Total liabilities and member's capital	$	70,929

See accompanying notes.

Security Distributors, LLC
(an Indirect Wholly Owned Subsidiary of Security Benefit Corporation)

Statement of Operations

Year Ended December 31, 2016
(In Thousands)

Revenues:		
Commissions from sales of retirement plan products	$	3,310
Revenue sharing and service fees (including $5,850 from affiliates)		18,326
Support fees and commission revenue from affiliates		26,817
Management fee income from affiliate		8,066
Interest income		530
Total revenues		57,049
Expenses:		
Commissions (including $9,009 to affiliates)		34,265
Salaries, wages, and benefits		11,768
Amortization of deferred selling commissions		634
Travel and promotion		1,574
Other		1,298
Total expenses		49,539
Net income	$	7,510

See accompanying notes.

Security Distributors, LLC
(an Indirect Wholly Owned Subsidiary of Security Benefit Corporation)

Statement of Changes in Member's Capital

Year Ended December 31, 2016
(In Thousands)

	Contributed Capital	Retained Earnings	Total Member's Capital
Balance at January 1, 2016	$ 21,305	$ 8,121	$ 29,426
Net income	–	7,510	7,510
Contributed Capital	728	–	728
Balance at December 31, 2016	$ 22,033	$ 15,631	$ 37,664

See accompanying notes.

Security Distributors, LLC
(an Indirect Wholly Owned Subsidiary of
Security Benefit Corporation)

Statement of Cash Flows

Year Ended December 31, 2016
(In Thousands)

Operating activities		
Net income	$	7,510
Adjustments to reconcile net income to net cash provided by		
operating activities:		
Selling commissions deferred		(602)
Amortization of deferred selling commissions		634
Deferred income taxes		(106)
Changes in operating assets and liabilities:		
Cash segregated in compliance with federal regulations		3,594
Other receivables		837
Payable for purchases of retirement plan products		4,101
Redemptions receivables		(91)
Revenue sharing and service fees receivables		467
Receivable from affiliate for purchases of retirement plan products		(13,382)
Other due from/to affiliates, net		(2,291)
Payable to affiliate for redemptions		18,666
Accounts payable and other liabilities		(9,846)
Net cash provided by operating activities		9,491
Increase in cash and cash equivalents		9,491
Cash and cash equivalents at beginning of year		12,323
Cash and cash equivalents at end of year	$	21,814
Supplemental disclosure of non-cash flow information		
Deferred tax liability distributed to parent as an increase in contributed capital	$	728

See accompanying notes.

Security Distributors, LLC
(an Indirect Wholly Owned Subsidiary of
Security Benefit Corporation)

Notes to Financial Statements
(In Thousands)

December 31, 2016

1. Nature of Business and Ownership

Security Distributors, LLC (the Company) is a wholly owned subsidiary of Security Benefit Life Insurance Company (SBL), which is an indirectly wholly owned subsidiary of Security Benefit Corporation (SBC). The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company primarily distributes variable annuities sponsored by SBL and First Security Benefit Life Insurance and Annuity Company of New York (FSBL, an affiliate), mutual funds available through such annuities, and retirement plan products for which an affiliated company, Security Financial Resources, Inc. (SFR), is record keeper.

On January 1, 2016, the Company was converted to a single member limited liability company under Kansas law. Prior to that time its name was Security Distributors, Inc.

As the single member of the Company, SBL (the Member) shall from time to time contribute capital to the Company as it shall determine. The Company's profits and losses shall be allocated to the Member. Distributions shall be made to the Member at times and in aggregate amounts as shall be determined by the Member.

The Company has entered into agreement with Security Benefit Business Services, LLC (SBBS), an affiliate, to handle all corporate functions and processes. All employees and the majority of expenses are paid by SBBS, and these costs are then billed to the Company.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Significant Accounting Policies (continued)

Revenue Recognition

Commissions include point-of-sale fees which are recognized when earned. Support fees are asset-based fees that are generally based on a contractual fee as a percentage of assets and recognized when earned. Revenue-sharing and service fees represent amounts earned under agreements with the investment advisors and/or underwriters of both affiliated and unaffiliated mutual funds that are in the underlying products distributed by the Company. These fees are accrued and paid on a monthly basis based on contractual agreements. Management fee income from affiliates reimburses the Company for expenses incurred related to fixed annuity sales. These fees are settled monthly.

Commission Expense

Commission expense primarily consists of sales commissions paid to broker/dealers in connection with sales of certain variable annuity and retirement plan products. Sales commissions are based on contractual agreements and are recognized as incurred.

Deferred Selling Commissions

The Company defers certain costs, principally sales commissions with distribution fees and contingent deferred sales charges, paid to broker/dealers in connection with the sale of certain retirement plan products. These deferred selling commissions are amortized straight line based on the revenue stream of contingent deferred sales charges and distribution fees.

Cash and Cash Equivalents

Cash and cash equivalents include operating cash, other investments with original maturities of 90 days or less, and money market funds principally supported with cash and cash equivalent funds.

2. Significant Accounting Policies (continued)

Cash Segregated in Compliance with Federal Regulations

Cash segregated in compliance with federal regulations consists of cash on deposit in special reserve bank accounts for the exclusive benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934. During 2016, the Company changed its process of customers' funds operation. As of December 31, 2016, the Company no longer had possession or control over customers' funds.

Determination of Fair Value

Under Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, *Fair Value Measurement* (ASC 820), the Company bases fair value on the price that would be received to sell an asset or paid to transfer a liability (i.e., exit price) in an orderly transaction between market participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy in ASC 820.

The Company holds money market funds as cash equivalents in the amount of $5,799, which are Level 1 financial assets measured at fair value based upon unadjusted quoted prices for identical instruments traded in active markets. There were no assets transferred between Levels 1, 2, and 3 during the year ended December 31, 2016. The only activity relates to the purchase and redemption of money market funds.

Redemption Receivables/Retirement Plan Product Payables

Redemption receivables are amounts related to participant redemptions, which have been requested, but not yet received, from fund companies. Payable for redemptions are amounts related to these redemptions due to participants. Receivables and payables for purchase of retirement plan products are amounts related to participant purchases, which have been requested, but not yet settled, with fund companies and affiliates. Receivables and payables for purchase of retirement plan products balances are typically settled one day after receiving a participant's request.

2. Significant Accounting Policies (continued)

Income Taxes

On January 1, 2016, the Company became a disregarded entity under SBL for income tax purposes. Due to the change, the Company is no longer subject to U.S. federal and state taxes. The federal deferred tax liability balance of $728 was distributed to SBL. The state deferred tax liability balance of $106 was written off as a reduction of Other expense. In 2015 and prior years, the company filed a separate federal income tax return. The Internal Revenue Service (IRS) is not currently examining any of the Company's federal tax returns. With few exceptions, the Company is no longer subject to U.S. and state examinations by tax authorities for those years before 2013. The Company has assessed the tax positions for the current tax year and has concluded that it has no material uncertain tax positions to be recognized as of December 31, 2016.

Planned Adoption of Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update (ASU) 2014-09, *Revenue from Contracts with Customers*. This authoritative guidance outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers, and supersedes most current revenue recognition guidance, including industry-specific guidance. The core principle of the revenue standard is that an entity recognize revenue to reflect the transfer of a promised good or service to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for the good or service. The guidance also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to fulfill a contract. Entities have the option of using either a full retrospective or a modified retrospective approach for the adoption of the new standard, which becomes effective for fiscal years beginning after December 15, 2016. In August 2015, FASB issued Accounting Standards Update No 2015-14, *Revenue from Contracts with Customers (Topic 606)*. The amendments in this ASU defer the effective date of ASU 2014-09 for all entities by one year. Therefore, ASU 2014-09 will be effective for the Company's fiscal year beginning January 1, 2018. During 2016, the FASB issued ASU 2016-08, 2016-10 and 2016-12 that are all further clarifications to ASU 2014-09. The Company is currently evaluating the impacts of this revenue recognition guidance on the financial statements.

Security Distributors, LLC
(an Indirect Wholly Owned Subsidiary of
Security Benefit Corporation)

Notes to Financial Statements (continued)
(In Thousands)

Planned Adoption of Accounting Pronouncements (continued)

In June 2016, the FASB issued ASU 2016-13, *Financial Instruments-Credit Losses, Measurement of Credit Losses on Financial Instruments.* The amendments in this ASU replace the incurred loss impairment methodology in current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The new standard will become effective for the Company on January 1, 2021, with early adoption permitted in 2019. The Company is currently evaluating the impact of this new guidance on the financial statements, but does not expect it to have a material impact.

3. Deferred Selling Commissions

An analysis of the deferred selling commissions asset balance is presented below for the year ended December 31, 2016:

Balance at beginning of year	$	2,080
Costs deferred during the year		602
Amortized to expense during the year		(634)
Balance at end of year	$	2,048

As of December 31, 2016, there has been no impairment taken on the deferred selling commissions.

Security Distributors, LLC
(an Indirect Wholly Owned Subsidiary of
Security Benefit Corporation)

Notes to Financial Statements (continued)
(In Thousands)

4. Related-Party Transactions

On February 20, 2015, the Company entered into a short-term intercompany promissory note due from SBC totaling $4,000 payable in full on February 20, 2016. On February 20, 2016, this note was extended and is now payable in full on February 20, 2017. This note was fully paid off by the due date. Interest on the principal amount of the note is due and payable at an annual rate of 5% with interest due at maturity.

On April 23, 2015, the Company entered into a intercompany promissory note due from SBC totaling $6,000 payable in full on April 23, 2016. On April 23, 2016, this note was extended and is now payable in full on April 30, 2024. Interest on the principal amount of the note is due and payable at an annual rate of 6.5% with interest due at maturity.

Interest on the intercompany promissory notes of $508 is reported in interest income on the statement of operations for the year ended December 31, 2016. Interest receivable of $440 is included in other due from affiliate receivables on the statement of financial condition as of December 31, 2016.

The Company receives support fees from an affiliate pursuant to a written agreement. The Company also receives commission revenue from certain affiliates. For the year ended December 31, 2016, the Company recorded the following support fees from affiliates and related commission revenues and expenses:

Support fees:		
SFR	$	15,982
Total support fees		15,982
Commission revenue:		
SBL		10,630
FSBL		205
Total commission revenue		10,835
Total support fees and commission revenues from affiliates	$	26,817

4. Related-Party Transactions (continued)

Commission expenses:		
SBL	$	8,804
FSBL		205
Total commission expenses to affiliates	$	9,009

The Company received revenue sharing and service fees of $5,850 from affiliate sponsored mutual funds for the year ended December 31, 2016. Additionally, the Company received management fees of $8,066 from SBL for marketing and sales efforts related to fixed annuity products for the year ended December 31, 2016. The Company paid $14,224 for the year ended December 31, 2016, to SBBS for providing management and administrative services.

The Company has $13,382 receivable from an affiliate for retirement plan products for which the Company has recorded a corresponding payable to fund companies. The Company has $18,666 payable to an affiliate for redemptions with a corresponding receivable from fund companies.

5. Contingencies

In the ordinary course of business, the Company is in discussions with its regulators about matters raised during regulatory examinations or otherwise subject to their inquiry. These matters could result in censures, fines, or other sanctions. Management believes the outcome of any resulting actions will not be material to the Company's results of operations or financial condition. However, the Company is unable to predict the outcome of these matters.

Legal proceedings and other matters may have arisen in the ordinary course of the Company's business. Management is of the opinion that the Company has substantial defenses with respect to these matters, and the Company's ultimate liability, if any, resulting from such matters will not be material to its results of operations or its financial condition.

Security Distributors, LLC
(an Indirect Wholly Owned Subsidiary of
Security Benefit Corporation)

Notes to Financial Statements (continued)
(In Thousands)

6. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1 under the Securities Exchange Act of 1934). The Company computes its net capital requirements under the basic method, which requires the maintenance of minimum net capital (greater of $25 or 6 2/3% of aggregated indebtedness) and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Advances to affiliates, dividend payments, and other capital withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

At December 31, 2016, the Company had net capital of $20,493, which was $18,275 in excess of its required net capital of $2,218. The Company claims exemption from Rule 15c3-3, which requires a reserve with respect to customer funds, pursuant to Paragraph (k)(2)(i) thereof. The Company's ratio of aggregate indebtedness to net capital was 162.32 to 1 at December 31, 2016.

7. Subsequent Events

The Company has performed an evaluation of subsequent events through the date that the financial statements were issued. There were no events that occurred that were required to be recognized or disclosed in the accompanying financial statements.

Supplemental Information

Schedule I

Security Distributors, LLC
(an Indirect Wholly Owned Subsidiary of
Security Benefit Corporation)

Computation of Net Capital

As of December 31, 2016

Net capital		
Total capital	$	37,664
Less non-allowable assets and other deductions:		
Notes receivable from affiliate		10,000
Deferred selling commissions		2,048
Due from affiliates		1,457
Receivables:		
Revenue sharing and service fees		3,052
Other		24
Other non-allowable assets		474
Total non-allowable assets and other deductions		17,055
Net capital before haircuts on securities positions		20,609
Haircuts on money market fund		(116)
Net capital	$	20,493
Computation of basic net capital requirement		
Minimum net capital (greater of $25 or 6 2/3% of aggregate indebtedness)	$	2,218
Excess net capital	$	18,275
Excess net capital at 1000% (net capital, less 10% of aggregate indebtedness)	$	14,949
Aggregate indebtedness		
Purchases of mutual fund shares and other insurance products	$	18,666
Accrued commissions and distribution costs		142
Other due to affiliates		1,075
Accounts payable and other liabilities		13,382
Aggregate indebtedness	$	33,265
Ratio of aggregate indebtedness to net capital		162.32

There is no difference between the preceding computation from the Form X-17A-5, Part IIA Focus Reprot filed on January 27, 2017

Schedule II

Security Distributors, LLC
(an Indirect Wholly Owned Subsidiary of Security Benefit Corporation)

Statement Regarding SEC Rule 15c3-3

As of December 31, 2016

The Company claims exemption from Rule 15c3-3 of the Securities and Exchange Commission under Paragraph (k)(2)(i) of that Rule.

Schedule III

Security Distributors, LLC
(an Indirect Wholly Owned Subsidiary of
Security Benefit Corporation)

Information Relating to the Possession or Control Requirements Under Rule 15c3-3

As of December 31, 2016

The Company did not maintain possession or control of any customer funds or securities as of December 31, 2016 and is exempt from the possession or control requirements under paragraph (k)(2)(i) of the Securities and Exchange Commission Rule 15c3-3 of the Securities Exchange Act of 1934.





One Security Benefit Place | Topeka, Kansas 66636-0001 | 800.888.2461 | SecurityBenefit.com

99-00476-32 2017/01/30